Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163945

PROSPECTUS

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
2,000,000 Common Shares of Beneficial Interest

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This prospectus describes the Kite Realty Group Trust (“Kite” or the “Company”) Dividend Reinvestment and Share Purchase Plan (the “Plan”), a direct share purchase plan designed to provide investors with a convenient, low-cost method to purchase our common shares and to reinvest cash dividends in the purchase of additional shares.

You can participate in the Plan if you own our common shares or units of limited partnership interest in Kite Realty Group, L.P., our “Operating Partnership.” If you do not own our common shares or partnership units in our Operating Partnership, you can become a participant by making an initial purchase through the Plan with a minimum investment of $250.

The Plan has two components:

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a dividend reinvestment component which permits Plan participants to invest all or a portion of the dividends on their common shares, or cash distributions on their units in our Operating Partnership, in additional common shares, and

•	a direct share purchase component which permits Plan participants and new investors to purchase common shares by making optional cash investments from $25 to $10,000 per month.

All references in this prospectus to “common shares” are to Kite common shares of beneficial interest, par value $0.01 per share. References to “shareholders” are to individuals or entities that hold Kite common shares and references to “unitholders” are to individuals or entities that hold units of limited partnership interest in our Operating Partnership. The term “new investor” refers to an individual or entity that does not hold Kite common shares or units in our Operating Partnership prior to becoming a participant in the Plan.

Our common shares are traded on the New York Stock Exchange under the symbol “KRG.”

You should read this prospectus carefully so you know how the Plan works and retain it for future reference.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus is December 20, 2010

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SUMMARY OF THE PLAN

The following summary of our Dividend Reinvestment and Share Purchase Plan may omit information that may be important to you. You should carefully read the entire text of the Plan contained in this prospectus before you decide to participate in the Plan.

Enrollment

You can participate in the Plan if you currently own common shares in the Company or units in our Operating Partnership. You may participate in the Plan by completing an Enrollment Form and submitting it to StockTrans, a Broadridge Company, the Plan’s “Administrator.” Please see Question 7 for more detailed information.

Initial Investment

If you do not own any common shares in the Company or units in our Operating Partnership, you can participate in the Plan by making an initial purchase of our common shares through the Plan with a minimum initial investment of $250. Please see Question 7 for more detailed information.

Reinvestment of Dividends and Distributions

If you are a shareholder, you can reinvest all or a portion of your cash dividends in additional common shares. Similarly, if you are a unitholder, you can invest all or a portion of your cash distributions paid on your units in our common shares. Please see Question 8 for more detailed information.

Optional Cash Investments

As a participant in the Plan, you can purchase additional common shares by investing a minimum of $25 and a maximum of $10,000 per month. You can pay by check or you may be able to authorize one or more electronic transfers from your account at a U.S. Bank or financial institution. In certain instances we may, in our sole discretion, permit optional cash purchases that exceed the $10,000 maximum. Please see Question 10 for more detailed information.

Source of Shares

The Administrator will purchase our common shares directly from us as newly issued common shares, in the open market or in privately negotiated transactions with third parties. Please see Question 15 for more detailed information.

Purchase Price

The purchase price for our common shares under the Plan depends on whether the Administrator obtains your common shares by purchasing them directly from us, in the open market or in privately negotiated transactions with third parties:

•           For Dividend Reinvestments and Optional Cash Investments of $10,000 or Less:

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the purchase price for common shares purchased in the open market or in privately negotiated transactions with third parties will be equal to the average price of all the shares purchased by the Administrator on the applicable investment date.

•
the purchase price for common shares that the Administrator purchases directly from us will be equal to the higher of (i) the average of the daily high and low sales prices of our common shares traded on the New York Stock Exchange (the “NYSE”) for the ten trading days immediately preceding the investment date, or (ii) the average of the high and low sales prices of our common shares as reported on the NYSE on the applicable investment date.

We may in the future, at our sole discretion, offer a discount of up to 5% of the market price, as calculated as set forth herein (inclusive of any applicable sales fees), on purchases of common shares under the Plan. Please see Question 16 for more detailed information.

•           For Optional Cash Investments in Excess of $10,000 made pursuant to a Request for Waiver:

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the purchase price for common shares purchased pursuant to a request for waiver may reflect a discount of 0% to 5% from the market price and will be equal to the higher of (i) average of the daily high and low sales price of our common shares traded on the NYSE during a pricing period of ten trading days, less any applicable discount, or (ii) the average of the high and low sales prices of the common shares as reported on the NYSE on the applicable investment date, less any applicable discount. Shares purchased pursuant to a waiver request may be subject to a threshold price provision. Please see Questions 13 and 14 for more detailed information.

To maintain our compliance with the federal income tax rules applicable to REITs, we cannot, and will not under any circumstances, offer any discount on shares purchased pursuant to this plan that exceeds 5% of the fair market value of the shares, as determined for federal income tax purposes, on the investment date.  Notwithstanding any other provision of this plan or anything contained in this prospectus, no provisions of this plan shall be construed to permit a discount that would adversely affect our ability to qualify as a REIT.

Tracking Your Investments

As a Plan participant you will receive periodic statements showing the details of each transaction and the share balance in your Plan account. Please see Question 25 for more detailed information.

Plan Administrator

We have appointed StockTrans, a Broadridge Company, as our transfer agent and to administer the Plan. Please see Question 4 for more detailed information.

THE COMPANY

We are engaged in the ownership, operation, management, leasing, acquisition, construction, redevelopment and development of neighborhood and community shopping centers and certain commercial real estate properties in selected markets in the United States. We derive revenues primarily from rents and reimbursement payments received from tenants under existing leases at each of our properties. We also derive revenues from providing management, leasing, real estate development, construction and real estate advisory services through our taxable REIT subsidiary.

As of September 30, 2010, we owned interests in a portfolio of 60 properties including 51 retail operating properties totaling 7.9 million square feet of gross leasable area (including non-owned anchor space), five retail properties under redevelopment totaling 0.5 million square feet of gross leasable area and four operating commercial properties totaling 0.5 million square feet of net rentable area.   Also, as of September 30, 2010, we had an interest in two in-process development properties which, upon completion, are anticipated to have 0.6 million square of gross leasable area (including non-owned anchor space).

In addition to our in-process developments and redevelopments, we have future developments which consist of land parcels that are undergoing pre-development activity and are in various stages of preparation for construction to commence, including pre-leasing activity and negotiations for third party financing.  As of September 30, 2010, these future developments consisted of six projects that are expected to contain 2.8 million square feet of total gross leasable area upon completion.

Finally, as of September 30, 2010, we also owned interests in other land parcels comprising approximately 93 acres that may be used for future expansion of existing properties, development of new retail or commercial properties or sold to third parties.

We conduct all of our business through our operating partnership, of which we are the sole general partner, and its subsidiaries.  As of September 30, 2010, we held an approximate 89% interest in our operating partnership.

Our principal executive office is located at 30 S. Meridian Street, Suite 1100, Indianapolis, Indiana 46204 and our telephone number is (317) 577-5600. We maintain a website at www.kiterealty.com. The information contained on or connected to our website is not incorporated by reference into, and you must not consider the information to be a part of, this prospectus supplement or the accompanying prospectus.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents that we incorporate by reference herein contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  We caution investors that any forward-looking statements presented in this prospectus and the documents that we incorporate by reference herein are based on management’s beliefs and assumptions made by, and information currently available to, management. When used, the words, “anticipate,” “believe,” “expect,” “intend,” “may,” “might,” “plan,” “estimate,” “project,” “should,” “will,” “result” and similar expressions, which do not relate solely to historical matters, are intended to identify forward-looking statements.  Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.  All forward-looking statements included in this prospectus and the documents incorporated by reference herein are based on information available at the time the statement is made.  We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  Accordingly investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.  Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•	national and local economic, business, real estate and other market conditions, particularly in light of the current economic challenges;

•	financing risks, including the availability of and costs associated with sources of liquidity;

•	our ability to refinance, or extend the maturity dates of, our indebtedness (particularly our debt maturities coming due in 2011);

•	the level and volatility of interest rates;

•	the financial stability of tenants, including their ability to pay rent and the risk of tenant bankruptcies;

•	the competitive environment in which we operate;

•	acquisition, disposition, development and joint venture risks;

•	property ownership and management risks;

•	our ability to maintain our status as a real estate investment trust (“REIT”) for federal income tax purposes;

•	potential environmental and other liabilities;

•	impairment in the value of real estate property that we own;

•	risks related to the geographical concentration of our properties in Indiana, Florida and Texas;

•	other factors affecting the real estate industry generally; and

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other risks identified in this prospectus and other documents incorporated by reference herein, and, from time to time, in other reports we file with the Securities and Exchange Commission (the “SEC”) or in other documents that we publicly disseminate, including, in particular, the section titled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

TERMS AND CONDITIONS OF THE PLAN

The following constitutes our Dividend Reinvestment and Share Purchase Plan, as in effect beginning on the date first set forth on the cover page of this prospectus.

Purpose

1.	What is the purpose of the Plan?

The primary purpose of the Plan is to give holders of our common shares, and other investors, a convenient and economical way to purchase additional common shares, by reinvesting all or a portion of their cash dividends in common shares and by contributing optional cash payments to the Plan. A secondary purpose of the Plan is to give us the ability to raise capital by selling newly issued common shares under the Plan.

Advantages and Disadvantages

2.	What are the advantages of the Plan?

The advantages of the Plan are as follows:

•	Direct Purchase of Initial Shares: New investors may enroll in the Plan by making an initial investment in common shares of at least $250, but not more than $10,000.

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Reinvestment of Dividends or Distributions:  Participants may purchase additional common shares automatically by reinvesting all or a portion of their cash dividends or distributions. Dividend payments not reinvested will be paid by check or, upon request, by direct deposit to an account at a U.S. bank or financial institution.

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Direct Purchase of Additional Shares through Optional Cash Investments:  Participants may purchase additional common shares by making optional cash investments of at least $25 per investment, with a maximum allowable investment of $10,000 per month.

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Fractional Shares:  All cash dividends or distributions paid on a participant’s common shares or units and all cash investments made by a participant are fully invested in additional common shares because the Plan permits fractional share interests to be credited to Plan accounts. In addition, dividends will be paid on, and may be reinvested with respect to, such fractional share interests.

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Discount:  We may in the future, at our sole discretion, offer a discount of up to 5% of the market price, as calculated as set forth herein (inclusive of any applicable sales fees), on purchases of common shares under the Plan.

•	Certificates: Participants may request the issuance of share certificates for all or a portion of their Plan shares free of charge.

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Certificate Safekeeping:  The Plan offers a “safekeeping” service free of charge, whereby record holders may deposit any share certificates they may have with the Administrator and have their certificated shares credited to their account. This feature prevents share certificate loss, theft or destruction. Since deposited shares become book-entry shares, they may be transferred or sold through the Plan in a convenient and economical manner.

•	Reduced Fees: Fees charged to participants are usually less than if the individual investor purchased or sold shares outside of the Plan through a broker.

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Sale or Transfer of Shares:  Participants may request the sale of a portion or all of their Plan shares. Participants may request the transfer to another participant all or a portion of their Plan shares free of charge.

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Simplified Recordkeeping:  Participants are furnished periodic statements which show the detail of each transaction and indicate the share balance of the Plan account, providing a simplified method of recordkeeping.

3.	What are the disadvantages of the Plan?

The disadvantages of the Plan are as follows:

•	No Interest Paid on Funds Pending Investment: No interest is paid on dividends or optional cash investments held by the Administrator pending reinvestment or investment.

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Purchase/Sale Price Determination:  Participants have no control over the share price or the timing of the purchase or sale of Plan shares. Participants cannot designate a specific price or a specific date at which to purchase or sell common shares or the selection of a broker/dealer through or from whom purchases or sales are made. In addition, participants will not know the exact number of shares purchased until after the investment date.

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Reinvested Dividends and Other Amounts may be Treated as Dividends for Tax Purposes:  Participants who reinvest dividends paid on common shares will be treated for federal income tax purposes as having received a dividend but will not receive cash to pay any tax payment that may be owed on that dividend. In addition, in some cases the participant will be treated as having received an additional distribution attributable to any Plan discount that may be offered.

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Purchase Price may be Higher than Market Price:  Common shares purchased directly from us under the Plan are based on a formula described under Question 16 (or Question 14 for optional cash investments of more than $10,000). As a result of this formula, the purchase price under the Plan may exceed the open market price on the investment date.

Administration

4.	Who will administer the Plan?

StockTrans, a Broadridge Company, has been appointed as administrator of the Plan. Enrollment, purchase or sale of share requests and other transactions or services offered under the Plan should be directed to the Administrator through use of any of the following:

Telephone

Customer Service Representatives are available from 8:30 a.m. to 5:30 p.m., Eastern Time, Monday through Friday (except holidays).

Telephone shareholder customer service, including sale of shares toll-free within the United States and Canada:  1-800-733-1121

In Writing

You may also write to the Plan Administrator at the following address:

KITE REALTY GROUP TRUST
C/O STOCKTRANS, A BROADRIDGE COMPANY
44 WEST LANCASTER AVENUE
ARDMORE, PA  19003

Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to Kite Realty Group Trust on all correspondence.

Employees of the Administrator are not permitted to give any opinions on the merits of any security or class of securities. Securities held by the Administrator in your Plan account are not subject to protection under the Securities Investor Protection Act of 1970. The Administrator may use, and commissions may be paid to, a broker-dealer that is affiliated with the Administrator. Investors must make independent investment decisions based upon their own judgment and research.

The Company may replace the Administrator at any time upon written notice to the Administrator and may designate another qualified administrator as successor Administrator for all or a part of the Administrator’s functions under the Plan. All participants would be notified of any such change. If the Company changes the Administrator, references in this prospectus to Administrator shall be deemed to be references to the successor Administrator, unless the context requires otherwise.

Unitholders can change their elections or terminate their participation in the Plan only by notifying the Operating Partnership at the address set forth below.

Kite Realty Group, L.P.

30 South Meridian Street, Suite 1100

Indianapolis, Indiana  46204

Attention: Daniel R. Sink

Telephone:  (317) 577-5600

Eligibility and Enrollment

5.	Who is eligible to participate in the Plan?

New Investors:  If you do not currently own any common shares of the Company or units in our Operating Partnership, you can participate in the Plan by making an initial purchase of common shares through the Plan with a minimum investment of $250.

Record Owners:  You are a record owner if you own common shares that are registered in your name with our transfer agent. If you are a record owner, you may participate directly in any or all of the features of the Plan.

Beneficial Owners:  You are a beneficial owner if you own common shares that are registered in the name of a broker, bank or other nominee. If you are a beneficial owner, you must either (i) become a record owner by having one or more shares transferred into your own name, or (ii) coordinate your participation in the Plan through the broker, bank or other nominee in whose name your common shares are held. If you remain a beneficial holder, your participation will be limited to the dividend reinvestment feature of the Plan.

Unitholders: Holders of limited partnership units in our Operating Partnership may participate in all features of the Plan. Unitholders may invest all or a portion of the cash distribution paid on their units to purchase common shares. Unitholders may also make optional cash investments.

6.	Are there limitations on participation in the Plan other than those described under Question 5?

You may not participate in the Plan if it would be unlawful for you to do so in the jurisdiction where you are a citizen or reside. If you live outside the U.S. and you are a qualified U.S. person, you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. We reserve the right to terminate participation of any participant if we deem it advisable under any foreign laws or regulations.

We reserve the right to modify, suspend or terminate participation in the Plan by any participant in order to eliminate practices which are, in our sole discretion, not consistent with the purpose or operation of the Plan or which adversely affect the price of our common shares.

We may also limit participation by some shareholders in order to maintain our status as a REIT.

7.	How do I become a Plan participant?

New Investors.  If you do not currently own any common shares of the Company or units in our Operating Partnership, you may enroll in the Plan by making an initial purchase of our common shares with a minimum investment of $250, but your initial investment cannot exceed $10,000.

You may enroll in the Plan by completing an Enrollment Form and submitting it to the Administrator. You may fund your initial investment by mailing with your Enrollment Form, a check, made payable to StockTrans, a Broadridge Company, for at least $250. Alternatively, you may be able to authorize a one-time deduction of a minimum of $250 and a maximum of $10,000 from your account at a U.S. bank or financial institution, or you may be able to authorize automatic monthly deductions of at least $25 which will continue until the $250 minimum initial investment is reached. If automatic deductions are available, an Automatic Deduction Authorization Form can be requested with the Enrollment Form. If available, automatic deductions will continue until such time as you notify the Administrator to stop making automatic deductions. This initial investment will enable you to participate in any or all of the services of the Plan on the next investment date.

Record Holders.  If you own common shares that are registered in your name (not the name of a broker, bank or other nominee), you can enroll in the Plan by completing an Enrollment Form and submitting it to the Administrator. As a record holder, you may participate in any or all of the services of the Plan. You may fund your additional investments by mailing with your Enrollment Form, a check made payable to StockTrans, a Broadridge Company, for between $25 and $10,000, or you may be able to authorize one or more electronic transfers of between $25 and $10,000 per month from your account at a U.S. Bank or financial institution.

Beneficial Holders.  If you are a beneficial holder you may arrange to have your broker or bank participate in the Plan on your behalf. In this case, your participation may be on terms and conditions which differ from the terms and conditions set forth in this Plan and you will be limited to the dividend reinvestment feature of the Plan only. The Administrator will not have a record of your transactions or your account since they will remain under the name of your broker or bank.

To participate in the optional cash investment feature of the Plan you must become a record holder. You can become a record holder by instructing your broker, bank or other nominee to re-register some or all of your common shares in your name through the Direct Registration System. This is an electronic transfer of your shares from your broker’s name into your name. This will establish a book-entry account in your name with the Administrator and you can then commence using any or all of the Plan services. Or, you can instruct your broker, bank or other nominee to deliver to you a physical share certificate in your name. Once you receive your share certificate in your name, you can enroll in the Plan and you may begin to use all of the services of the Plan.

Unitholders.  Unitholders may enroll in the Plan by completing an Enrollment Form and submitting it to the Operating Partnership at the address set forth in Question 4.

Except as otherwise noted, the discussion in this prospectus relating to the reinvestment of dividends on our common shares also applies to the investment choices available to unitholders and to the mechanics and timing of the investment of distributions from our Operating Partnership.

Dividend Reinvestment Options

8.	How do I reinvest dividends?

Choosing Your Investment Options. If you elect to reinvest your dividends, you must choose one of the following when completing the Dividend Reinvestment section of the Enrollment Form:

•	Full Dividend Reinvestment: This option directs the Administrator to reinvest the cash dividends paid on all of the common shares owned by you then or in the future in additional common shares.

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Partial Dividend Reinvestment:  This option allows you to specify a fixed number of full shares on which you would like to receive a cash dividend payment and directs the Administrator to reinvest the cash dividends paid on all remaining common shares owned by you then or in the future. We will continue to pay you cash dividends, when, as and if declared by our board of trustees, on the specified number of common shares, unless you designate those shares for reinvestment pursuant to the Plan.

Changing Your Investment Options.  You may change your investment options by contacting the Administrator. The Administrator must receive any change with regard to your participation in the Plan on or before the record date for a dividend payment in order for the change to be effective for that dividend payment. You may, of course, choose not to reinvest any of your dividends, in which case the Administrator will remit any dividends to you.

9.	When are dividends reinvested?

The Administrator will invest dividends in additional common shares that are purchased directly from us on the dividend payment date, unless the dividend payment date is not a day on which the NYSE is open for trading, in which case the dividends will be invested on the next trading day. In the case of purchases on the open market or in privately negotiated transactions with third parties, the Administrator will make such purchases beginning on or after the dividend payment date, and in any case within 30 days of such date. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 30 days, the Administrator will remit the funds to you by check. No interest will be paid on funds held by the Administrator pending investment.

Optional Cash Investments

10.	How do I make optional cash investments?

Once you have enrolled in the Plan by submitting an Enrollment Form, you may make optional cash investments at any time in three ways:

(i)	you can send a check to the Administrator payable to “StockTrans, a Broadridge Company;”

(ii)	you may be able to authorize one-time optional cash investments for a minimum of $25 per calendar month by electronic transfer from your account at a U.S. bank or financial institution; or

(iii)
you may be able to authorize automatic monthly investments of at least $25 but not more than a total of $10,000 each calendar month by electronic transfer from your account at a U.S. bank or financial institution.

11.	When will shares be purchased?

The Administrator will invest all initial and optional cash purchases by a shareholder of $10,000 or less in whole and fractional common shares purchased directly from us on the 15th calendar day of each month (or if such day is not a trading day, on the trading day next following such day). In the case of purchases on the open market, the Administrator will make such purchases beginning on or after the 15th calendar day, and in any case within 30 days of such date. In the unlikely event that, due to unusual market conditions, the Administrator is unable to invest the funds within 30 days, the Administrator will return the funds to you by check. No interest will be paid on funds held by the Administrator pending investment. Please see Question 13 and 14 for more detailed information on optional cash purchases in excess of $10,000.

12.	What are the minimum and maximum amounts for optional cash investments?

Optional cash purchases are subject to a monthly minimum purchase requirement of $25 and a maximum purchase limit of $10,000. In certain instances, however, we may, in our sole discretion, permit optional cash purchases that exceed the $10,000 maximum. Please see Questions 13 and 14 for more detailed information on optional cash purchases in excess of $10,000.

For purposes of the Plan, we may aggregate all dividend reinvestments and optional cash purchases for participants with more than one account using the same social security or taxpayer identification number. For participants unable to supply a social security or taxpayer identification number, we may limit their participation to only one Plan account.  In addition, all Plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership may be aggregated. Unless we have determined that reinvestment of dividends and optional cash purchases for each such account would be consistent with the purposes of the Plan, we have the right to aggregate all such accounts and to return, without interest, within 30 days of receipt, any amounts in excess of the investment limitations applicable to a single account received in respect of all such accounts.

13.	How do I make an optional cash investment over the maximum monthly amount?

If you wish to make an optional cash investment in excess of $10,000 for any month, you must obtain our prior written approval. To obtain approval, you should request a Request for Waiver form by contacting the Administrator. Completed Request for Waiver forms should be sent to the Administrator via facsimile at (610) 649-7302. We have sole discretion to grant any approval for optional cash purchases in excess of the allowable maximum amount. If we approve your request, the Administrator will notify you via return facsimile. You must send the authorized amount to the Administrator per the instructions on the Request for Waiver form. In deciding whether to approve a Request for Waiver, we will consider relevant factors including, but not limited to:

•	whether the Plan is then acquiring newly issued shares directly from us or acquiring shares in the open market;

•	our need for additional funds;

•	the attractiveness of obtaining additional funds through the sale of common shares as compared to other sources of funds;

•	the purchase price likely to apply to any sale of common shares;

•	the shareholder submitting the request;

•	the extent and nature of the shareholder’s prior participation in the Plan;

•	the number of common shares held of record by the shareholder; and

•	the aggregate number of optional cash purchases in excess of $10,000 for which Requests for Waiver have been submitted by all shareholders.

If Requests for Waiver are submitted for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro-rata or by any other method that we determine to be appropriate. With regard to optional cash purchases made pursuant to a Request for Waiver, the Plan does not provide for a predetermined maximum limit on the amount that a shareholder may invest or on the number of shares that may be purchased.

14.	What additional provisions apply to optional cash purchases made pursuant to an approved waiver request?

Defined Terms Applicable to Optional Cash Investments Made
Pursuant to an Approved Request for Waiver

Pricing Period
The trading days immediately preceding the Waiver Investment Date over which the purchase price of common shares purchased pursuant to an approved waiver request is calculated. The Pricing Period is the ten trading days immediately preceding the Waiver Investment Date, unless Kite activates the Pricing Period Extension Feature.

Pricing Period Extension Feature
A feature that permits Kite, in any particular month, to extend the initial Pricing Period by the number of days during the applicable Pricing Period on which a Threshold Price is not satisfied, or on which there are no trades of common shares reported by the NYSE, subject to a maximum of five additional days.

Threshold Price
A minimum purchase price, established for a particular Pricing Period, applicable to optional cash investments made pursuant to an approved waiver request. If established for any Pricing Period, the Threshold Price will be stated as a dollar amount that the average of the high and low sales prices of common shares as reported on the NYSE must equal or exceed on each trading day of the relevant Pricing Period.

Waiver Discount	A discount of up to 5% that may be offered, in the sole discretion of Kite, with respect to the purchase of common shares made pursuant to approved waiver requests. The Waiver

Discount for a particular month may differ from any discount that may be applied to optional cash investments that do not exceed $10,000 in the same month. The Waiver Discount may also vary from month to month, but will apply uniformly to all optional cash investments made pursuant to waiver requests with respect to a particular month.

Waiver Investment Date
The date on which the Administrator invests any optional cash investments made pursuant to an approved waiver request. The Waiver Investment Date is the same as the investment date for optional cash investments that do not exceed $10,000 unless Kite activates the Pricing Period Extension Feature, in which case the Waiver Investment Date is the last day of the extended Pricing Period.

Waiver Purchase Price
The price per common share purchased pursuant to an approved waiver request, which is the higher of (i) the average of the high and low sales prices of the common shares as reported on the NYSE on each eligible day of a particular Pricing Period, less any applicable Waiver Discount, or (ii) the average of the high and low sales prices of the common shares as reported on the NYSE, on the applicable Waiver Investment Date, less any applicable Waiver Discount.

Waiver Purchase Price.  If Kite does not establish a Threshold Price or activate the Pricing Period Extension Feature for a particular month the price per common share purchased from Kite pursuant to an approved waiver request will be equal to the higher of (i) the average of the high and low sales prices of common shares as reported on the NYSE for each of the ten trading days immediately preceding the Waiver Investment Date, less any applicable Waiver Discount, or (ii) the average of the high and low sales prices of the common shares as reported on the NYSE on the applicable Waiver Investment Date, less any applicable Waiver Discount. If there are no sales of common shares on one or more of the ten trading days prior to the Waiver Investment Date, the average will be based on the high and low sales prices on those days within the ten trading day period on which the common shares do trade.

Threshold Price.  In any given month, Kite may, in its sole discretion, establish a Threshold Price. If a Threshold Price is established and the Threshold Price is not satisfied for a trading day in the Pricing Period or there are no trades of common shares reported by the NYSE for a trading day, then that trading day will be excluded from the Pricing Period, and all trading prices for that trading day will be excluded from the determination of the Waiver Purchase Price.

For example, if the Threshold Price is not satisfied for two of the ten trading days in a Pricing Period, then unless we have activated the Pricing Period Extension Feature for the Pricing Period, the Waiver Purchase Price will be equal to the higher of (i) the average of the high and low sales prices of common shares as reported on the NYSE for each of the eight trading days on which the Threshold Price was satisfied, less any applicable Waiver Discount, or (ii) the average of the high and low sales prices of common shares as reported on the NYSE on the applicable Waiver Investment Date, less any applicable Waiver Discount.

If we establish a Threshold Price and do not elect to activate the Pricing Period Extension Feature a portion of each optional cash investment made pursuant to an approved waiver request will be returned for each trading day during a Pricing Period on which the Threshold Price is not satisfied and for each trading day on which no trades of common shares are reported on NYSE. The returned amount will equal the total amount of the optional cash investment multiplied by a fraction, the numerator of which is the number of trading days that the Threshold Price is not satisfied or trades of our common shares are not reported on NYSE and the denominator of which is the number of trading days in the Pricing Period. For example, if the Threshold Price is not satisfied or if no sales are reported for one of ten trading days in a Pricing Period, one-tenth of the optional cash investment will be returned. All such funds will be returned as soon as reasonably practicable after the Pricing Period without interest.

The establishment of the Threshold Price and the possible return of a portion of the investment, in the event that a Threshold Price is not satisfied, apply only to optional cash investments made pursuant to waiver requests. Setting a Threshold Price for a particular Pricing Period will not affect the setting of a Threshold Price for any subsequent Pricing Period. We may waive our right to set a Threshold Price for any Pricing Period.

Pricing Period Extension Feature. For any given Pricing Period we may elect to activate, for that Pricing Period, the Pricing Period Extension Feature. If the Threshold Price is satisfied for any additional day that has been added to the initial Pricing Period, then, for purposes of determining the Waiver Purchase Price, that day will be included as one of the trading days for the Pricing Period in lieu of the day on which the Threshold Price was not met or trades of common shares were not reported.

For example, if the initial Pricing Period is ten consecutive trading days, and the Threshold Price is not satisfied for three out of those ten days, and we had previously announced that the Pricing Period Extension Feature was activated for that month, then the Pricing Period will automatically be extended, and if the Threshold Price is satisfied on the next three trading days, then those three days will be included in the Pricing Period in lieu of the three days on which the Threshold Price was not met. As a result, the Waiver Purchase Price will be equal to the higher of (1) the average of the high and low sales prices of Common Share as reported on the NYSE on each of the trading days of the initial and extended Pricing Period on which the Threshold Price was satisfied, less any applicable Waiver Discount, or (ii) the average of the high and low sales prices of common shares as reported on the NYSE on the applicable Waiver Investment Date, which will be the last day of the extended Pricing Period, less any applicable Waiver Discount. If the Pricing Period extension feature is activated, all of the optional cash investment will be invested (rather than 30% being returned to the participant in the event we established a Threshold Price and did not elect to activate the Pricing Period Extension Feature).

Waiver Discount.  We will determine, in our sole discretion, whether to establish a Waiver Discount after a review of current market conditions, the level of participation and our current and projected capital needs.

Notice Regarding Threshold Price, Pricing Period Extension Feature and Waiver Discount. At least four business days before the first day of the applicable Pricing Period, we will determine (a) whether to establish a Threshold Price and, if a Threshold Price is established, we will establish its amount; (b) whether to activate the Pricing Period Extension Feature; and (c) whether to establish a Waiver Discount and, if a Waiver Discount is established, we will establish its amount. We will make these determinations, in our sole discretion, after a review of current market conditions, the level of participation in the Program and our current and projected capital needs.

You may ascertain the Waiver Discount and whether we intend to establish a Threshold Price or activate the Pricing Period Extension Feature for any given Pricing Period by contacting the Administrator at any time after 8:30 a.m. Eastern Time four business days before the first day of the relevant Pricing Period.

Neither we nor the Administrator will be required to provide any written notice of the Threshold Price, the activation of the Pricing Period Extension Feature or the Waiver Discount for any Pricing Period.

Common Share Purchases

15.	What is the source of shares to be purchased under the Plan?

All dividends reinvested through the Plan and all optional cash investments will be used to purchase either newly issued shares directly from us, shares on the open market or in privately negotiated transactions with third parties, at our discretion. Shares purchased directly from us will consist of authorized but unissued common shares. We may not change our determination that shares purchased through the Plan will be purchased either in the open market or from us, more than once every three months. We may change the source of the common shares for the Plan without providing you notice that we are doing so.

16.	At what price will shares be purchased?

The purchase price for our common shares under the Plan depends on whether the Administrator obtains your shares by purchasing them directly from us, in the open market or in privately negotiated transactions with third parties:

•	For Dividend Reinvestments and Optional Cash Investments of $10,000 or Less:

•	the purchase price for common shares purchased in the open market or will be equal to the average price of all the shares purchased by the Administrator on the applicable investment date.

•
the purchase price for common shares that the Administrator purchases directly from us will be equal to the higher of (i) the average of the daily high and low sales prices of our common shares traded on the NYSE for the ten trading days immediately preceding the investment date, or (ii) the average of the high and low sales prices of our common shares as reported on the NYSE on the applicable investment date.

We may in the future, at our sole discretion, offer a discount of up to 5% of the market price, as calculated as set forth herein (inclusive of any applicable sales fees), on purchases of common shares under the Plan.

•	For Optional Cash Investments in Excess of $10,000 made pursuant to a Request for Waiver:

•
the purchase price for common shares purchased pursuant to a request for waiver may reflect a discount of up to 5% from the market price and will be equal to the higher of (i) average of the daily high and low sales price of our common shares traded on the NYSE during a pricing period of ten trading days, less any applicable discount, or (ii) the average of the high and low sales prices of the common shares as reported on the NYSE on the applicable investment date, less any applicable discount. Shares purchased pursuant to a waiver request may be subject to a threshold price provision. Please see Questions 13 and 14 for more detailed information.

To maintain our compliance with the federal income tax rules applicable to REITs, we cannot, and will not under any circumstances, offer any discount on shares purchased pursuant to this plan that exceeds 5% of the fair market value of the shares, as determined for federal income tax purposes, on the investment date.  Notwithstanding any other provision of this plan or anything contained in this prospectus, no provisions of this plan shall be construed to permit a discount that would adversely affect our ability to qualify as a REIT.

Share Certificates and Safekeeping

17.	Will I receive certificates for shares purchased through the Plan?

You will not receive certificates for shares purchased through the Plan. The Administrator will maintain shares purchased under the Plan in your Plan account. Plan account shares are held in your name in non-certificated (“book-entry”) form. This service protects against the loss, theft or destruction of certificates evidencing your common shares.

18.	Can I get certificates if I want them?

Yes, if you should ever want a share certificate for all or a portion of the whole common shares in your Plan account, the Administrator will issue and deliver one to you, upon your request, within three business days of the receipt of your instructions. The Administrator will not issue certificates for fractional common shares but will issue a check representing the value of any fractional shares based on the then current market price. The Administrator will handle the request at no cost to you. The Administrator will continue to credit any remaining whole or fractional common shares to your account.

19.	May I deposit share certificates I currently hold into my Plan account?

If you own common shares in certificated form, you may deposit all the certificates in your possession with the Administrator for safekeeping. To deposit your share certificates you should send the certificates to the Administrator by registered or certified mail, return receipt requested (or some other form of traceable mail), and properly insured. The insured amount represents the approximate cost to you of replacing share certificates if they are lost in transit to the Administrator. Do not sign the certificate or complete the assignment section. The Administrator will promptly send you a statement confirming each share certificate deposited. The Administrator will credit the common shares represented by the certificates to your account in book-entry form and will combine the shares with any whole and fractional shares then held in your Plan account.

In addition to protecting against the loss, theft or destruction of your certificates, this service also is convenient if and when you sell common shares through the Plan. See Question 21 for more information on how to sell your common shares under the Plan.

You may deposit certificates for common shares into your account regardless of whether you have authorized reinvestment of dividends.

Sale and Transfer of Shares

20.	How can I transfer or give gifts of shares?

You may transfer or give gifts of common shares to anyone you choose (subject to the restrictions set forth in our Articles of Amendment and Restatement of Declaration of Trust, as amended from time to time) by contacting the Administrator and requesting a Gift/Transfer Form. After the transfer is completed, upon your request, the Administrator will send you a non-negotiable gift announcement, which you can present to the recipient. A notice indicating the deposit of common shares will be forwarded to the recipient.

21.	How can I sell shares?

You can sell any number of shares held in your Plan account at any time by contacting the Administrator. A sale request that is received before 1:00 p.m. Eastern Time will, subject to market conditions and other factors, generally be sold the same day. A sale request that is received after 1:00 p.m. Eastern Time will, subject to market conditions and other factors, generally be sold the following business day. The sale price will be the average price of all shares sold for Plan participants with respect to that sale date. You can also choose to sell your shares through a stockbroker of your choice, in which case you should request a certificate for your shares from the Administrator for delivery to your stockbroker prior to settlement of such sale.

Cost of Selling Shares.  The Plan requires you pay all costs associated with the sale of your shares under the Plan. A $10 sales transaction fee, a trading fee (currently $0.12 per share), and any required tax withholdings on the settlement date, which is three business days after your shares have been sold, will be deducted from your sale proceeds. Please see Question 24 for a detailed description of the costs associated with selling shares.

Termination of Your Account Upon Sale of All Shares.  Please note that if your total holdings fall below one share, the Administrator may liquidate the fractional share, remit the proceeds to you, less any applicable fees, and close your Plan account.

Timing and Control.  Because the Administrator will sell the shares on behalf of the Plan, neither we nor any participant in the Plan have the authority or power to control the timing or pricing of shares sold or the selection of the broker making the sales. Therefore, you will not be able to precisely time your sales through the Plan, and will bear the market risk associated with fluctuation in the price of our shares. That is, if you send in a request to sell shares, it is possible that the market price of our shares could go down or up before the broker sells your shares and the per share sales price you receive will be the average price of all shares sold for Plan participants with respect to that sale date. In addition, you will not earn interest on a sales transaction.

22.	Can I transfer my right to participate in the Plan to another person?

You may not transfer your right to participate in the Plan to another person. However, you may change ownership of all or part of your Plan shares through a gift, sale or otherwise at any time.

Termination of Participation

23.	How would I terminate my participation?

You may discontinue the reinvestment of your dividends at any time by giving notice to the Administrator. To be effective for any given dividend payment, the Administrator must receive notice before the record date for such dividend payment. Upon termination of your Plan account, you will receive a certificate for the whole shares held for you under the Plan, and a check for any fractional shares held in your account at the time of termination based on the current market value less any applicable sale fees. After the Administrator terminates your account, future dividends will be sent directly to you by check. Alternatively, if you so direct, the Administrator will sell all whole and fractional shares in your Plan account and send you a check for the proceeds less any applicable fees.

Rejoining the Plan After Withdrawal.  After you withdraw from the Plan, you may rejoin the Plan at any time by enrolling online, or by filing a new Enrollment Form with the Administrator, and otherwise complying with the terms of the Plan. However, the Administrator has the right to reject the Enrollment Form if you repeatedly join and withdraw from the Plan, or for any other reason. The Administrator’s exercise of this right is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term shareholder investment service.

Fees and Commissions

24.	What are the costs of participating in the Plan?

You will not pay any trading fees, service charges or other fees on common shares purchased through the Plan. We will pay services charges and other fees to the Administrator in connection with the reinvestment of dividends and optional cash investments to purchase common shares. You will be responsible for any fees payable in connection with your sale of shares from the Plan. Please refer to the following tabular summary of Plan fees and commissions for more information regarding the current costs of participating in the Plan:

Summary of Fees and Commissions

Transaction Type	Service Charge	Trading Fee

Enrollment fee for new investors	None	None

Purchase of shares with initial investment	None	None

Subsequent purchases through optional cash payments	None	None

Reinvestment of dividends	None	None

Sale of shares*	$0.12 per share	$10.00 per transaction

Transfer of shares	None	None

Safekeeping of shares	None	None

Certificate issuance	None	None

Returned checks or failed automatic deductions	$25.00 per occurrence	None

Duplicate statement (one year or older)	None	None

[Missing Graphic Reference]
*	The administrator will deduct the service charge and trading fees from the proceeds of a sale.

Reports and Notices to Participants

25.	How will I keep track of my investments?

The Administrator will send you a transaction notice confirming the details of each transaction you make. If you continue to participate in the Plan but have no transactions, the Administrator will send you an annual statement after the end of the year detailing the status of your holdings of common shares in your Plan account. Participants who have elected to have their dividends reinvested will receive a quarterly Plan account statement in addition to the transaction notices.

26.	Where will notices be sent?

The Administrator will address all of its notices to you at your last known address. You should notify the Administrator promptly, in writing, of any change of address.

Federal Tax Consequences

27.	What are some of the federal income tax consequences of a Shareholder’s participation in the Plan?

A summary of the material federal income tax consequences of a Shareholder’s participation in the Plan is set forth in our Current Report on Form 8-K, filed with the SEC on November 29, 2010 (as amended or supplemented from time to time), and incorporated by reference in this prospectus. The summary in our Current Report on Form 8-K is for general information only and does not constitute tax advice. It does not reflect every possible tax outcome or consequence that could result from participation in the Plan. In addition, it does not reflect state, local or non-U.S. tax consequences that may apply to you based on your particular circumstances and residence. We advise you to consult your own tax advisors to determine the tax consequences particular to your situation, including any applicable state, local or foreign income and other tax consequences that may result from your participation in the Plan and your subsequent sale of shares acquired pursuant to the Plan.

Participation by Holders of Units in our Operating Partnership

28.	How can a Unitholder in our Operating Partnership become a Plan participant?

Unitholders are eligible to invest all or a portion or the cash distributions paid on their Units to purchase common shares. Unitholders may also make optional cash investments (minimum of $25, monthly maximum of $10,000). Unitholders may enroll in the Plan, change their elections or terminate their participation in the Plan only by notifying the Operating Partnership at the following address:

Kite Realty Group, L.P.
30 South Meridian Street, Suite 1100
Indianapolis, Indiana  46204
Attention: Daniel R. Sink

Telephone:  (317) 577-5600

To enroll in the Plan you should complete and submit an Enrollment Form to the Operating Partnership at the address set forth above. If Units are registered in more than one name, all owners of the Units must sign the Enrollment Form exactly as their names appear on the account registration.

You may change investment of cash distributions at any time by notifying the Operating Partnership at the address set forth above.

29.	What are the income tax consequences for Unitholders of participation in the Plan?

The income tax treatment of Unitholders who participate in the Plan is unclear because, unlike with a share dividend reinvestment plan, there is no clear legal authority regarding the income tax treatment of a limited partner in a Partnership who invests cash distributions from the Partnership in stock of another entity that is a partner in the Partnership. Kite can make no assurance as to the actual tax consequences to Unitholders of participating in the Plan. Absent the promulgation of authority to the contrary, we and the Operating Partnership intend to report the tax consequences of a Unitholder’s participation in a manner consistent with the following:

•
In the case of common shares purchased directly from us, whether through the investment of a Unitholder’s distribution or through an optional cash investment by a Unitholder, a Unitholder likely will be treated for federal income tax purposes as having received a cash distribution (in addition to the invested distribution, if applicable) from the Operating Partnership equal to the fair market value on the date the dividends are reinvested or on the date the shares are purchased respectively, of the common shares credited to the Unitholder’s account less the amount of cash paid by the Unitholder for the common shares (i.e., the amount of the cash distribution or the optional cash investment), if any. The fair market value of the common shares on the date the dividends are reinvested or on the date the shares are purchased may exceed the amounts invested or distributions reinvested by the unitholders due to any Plan discount or Waiver Discount that may be offered. It is possible, however, that the Internal Revenue Service could take the position that, with respect to Unitholders already holding common shares, such amount would be treated as a distribution from us with respect to the common shares.

•
In the case of common shares purchased by the Administrator in the open market pursuant to a Unitholder’s distribution or the optional cash investment feature of the Plan, a Unitholder likely will be treated for federal income tax purposes as having received a cash distribution (in addition to the invested distribution, if applicable) from the Operating Partnership equal to any Plan discount that may be offered on the price paid by the Administrator for the common shares. It is possible, however, that the Internal Revenue Service could take the position that, with respect to Unitholders already holding common shares, such amount would be treated as a distribution from us with respect to the common shares.

A cash distribution from the Operating Partnership will reduce a Unitholder’s basis in his Units by the amount distributed. Cash distributed to a Unitholder in excess of his basis in his Units generally will be taxable as capital gain, either long- or short-term, depending on whether the Unitholder’s holding period for his Units is or is not more than one year. However, under Section 751(b) of the Code, to the extent a distribution is considered to be in exchange for a Unitholder’s interest in substantially appreciated inventory items or unrealized receivables of the Operating Partnership, that Unitholder may recognize ordinary income rather than a capital gain. In addition, a 25% rate will apply to the extent that net capital gains attributable to the sale of depreciable real property are attributable to prior depreciation deductions that were not otherwise recaptured as ordinary income under other depreciation recapture rules.

30.	How are income tax withholding provisions applied to Unitholders who participate in the Plan?

Withholding requirements and information generally applicable to distributions from our Operating Partnership will apply to all amounts treated as distributions pursuant to the Plan. If a participant fails to provide the applicable federal income tax certifications in the manner required by law, any cash distributions on Units (including cash distributions that are invested), proceeds from the sale of fractional share interests and proceeds from the sale of shares credited to a participant’s account will be subject to federal backup withholding. Certain Unitholders are, however, exempt from backup withholding and can claim the exemptions by filing the appropriate IRS form with the payer. In addition to applicable backup withholding and information reporting, foreign Unitholders will be subject to U.S. federal withholding tax on distributions. In each case where withholding is required, the appropriate amount will be withheld and the balance in shares will be credited to such participant’s account.

Other Information

31.	How can I vote my shares?

You will receive proxy material for all shares in your Plan account. You may vote your common shares either by designating the vote of the shares by proxy or by voting the shares in person at the meeting of shareholders. The proxy will be voted in accordance with your direction. If you do not return the proxy card or if you return it unsigned, none of your shares will be voted.

32.	If we have a rights offering related to the common shares, how will a shareholder’s entitlement be computed?

Your entitlement in a rights offering related to the common shares will be based upon the number of whole shares credited to your Plan account. Rights based on a fraction of a share credited to your Plan account will be sold for that account and the net proceeds will be invested as an optional cash purchase on the next Investment Date. In the event of a rights offering, transaction processing may be curtailed or suspended by the Administrator for a short period of time following the record date for such action to permit the Administrator to calculate the rights allocable to each account.

33.	Can the Plan be amended, modified, suspended or terminated?

We reserve the right to amend, modify, suspend or terminate the Plan at any time. You will receive written notice of any material amendment, modification, suspension or termination. We and the Administrator also reserve the right to change any administrative procedures of the Plan.

If we terminate the Plan, you will receive a certificate for all whole common shares held in your Plan account and a check representing the value of any fractional shares based on the then current market price. We also will return to you any uninvested dividends or optional cash payments held in your account.

34.	Are there any risks associated with the Plan?

Your investment in common shares purchased under the Plan is no different from any investment in common shares that you hold directly. Neither we nor the Administrator can assure you a profit or protect you against a loss on shares that you purchase. You bear the risk of loss and enjoy the benefits of any gain from market price changes with respect to shares purchased under the Plan.

35.	What are the responsibilities of Kite and the Administrator?

Neither we nor the Administrator will be liable for any act done in good faith or for any good faith failure to act, including, without limitation, any claim of liability (1) arising from the failure to terminate your account upon your death or judgment of incompetence prior to the Administrator’s receipt of notice in writing of the death or incompetence, (2) relating to the prices and times at which the Administrator buys or sells shares for your account, or (3) relating to any fluctuation in the market value of the common shares.

The payment of dividends is at the discretion of our board of trustees and will depend upon future earnings, our financial condition and other factors. The board of trustees may change the amount and timing of dividends at any time without notice.

36.	How will you interpret and regulate the Plan?

We may interpret, regulate and take any other action in connection with the Plan that we deem reasonably necessary in our sole discretion to carry out the Plan. As a participant in the Plan, you will be bound by any actions taken by us or the Administrator.

37.	What law governs the Plan?

The laws of the State of Maryland govern the Plan.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The SEC filings are also available to the public from commercial document retrieval services.  These filings are also available at the Internet website maintained by the SEC at http://www.sec.gov.  You can also inspect copies of our public filings at the offices of the New York Stock Exchange (the “NYSE”).  For further information about obtaining copies of our public filings from the NYSE, please call (212) 656-5060.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933 relating to the securities that may be offered by this prospectus.  This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement.  We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC.  For more detail about us and any securities that may be offered by this prospectus, you may examine the registration statement on Form S-3 and the exhibits filed with it at the locations listed in the previous paragraph.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate information into this prospectus by reference, which means that we disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is deemed to be part of this prospectus, except to the extent superseded by information contained herein or by information contained in documents filed with or furnished to the SEC after the date of this prospectus.  This prospectus incorporates by reference the documents set forth below, the file number for each of which is 1-32268, that have been previously filed with the SEC:

•      our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010;

•	our Current Reports on Form 8-K filed with the SEC on May 5, 2010 (with respect to Item 5.7 only), November 29, 2010, December 3, 2010 and December 13, 2010;

•
our Definitive Proxy Statement filed with the SEC on April 9, 2010 (but only with respect to information required by Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009); and

•
our Registration Statement on Form 8-A, which incorporates by reference the description of our common shares from our Registration Statement on Form S-11 (Reg. No. 333-114224), and all reports filed for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K.  These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

You may obtain copies of any of these filings through Kite Realty Group Trust as described below, through the SEC or through the SEC’s Internet website as described above.  Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing, by telephone or via the Internet at:

Kite Realty Group Trust
30 S. Meridian Street
Suite 1100
Indianapolis, IN 46204

(317) 577-5600
Attention:  Investor Relations
Internet Website:  www.kiterealty.com

The information contained on our website does not constitute a part of this prospectus.

USE OF PROCEEDS

We will receive proceeds from the sale of common shares that the Administrator purchases directly from us. We will not receive proceeds from the sale of common shares that the Administrator purchases in the open market. We intend to use the proceeds of the sale of any newly issued or treasury common shares issued under the Plan for general corporate purposes. Since the price of the common shares offered under the Plan is based on future market prices, we are unable to make an advance determination of the price at which common shares will be sold to Plan participants or the proceeds of such sale.

PLAN OF DISTRIBUTION

Except to the extent the Administrator purchases common shares in the open market, we will sell directly to you through the Administrator the common shares acquired under the Plan. The common shares, including shares acquired pursuant to Requests for Waiver, may be resold in market transactions on any national securities exchange on which common shares trade or in privately negotiated transactions. The common shares currently are listed on the New York Stock Exchange.  Pursuant to the Plan, we may be requested to approve optional cash investments in excess of the allowable maximum amounts pursuant to Requests for Waiver on behalf of participants that may be engaged in the securities business. Persons who acquire common shares through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934 and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant under the Plan, nor will we enter into any agreement with any such person regarding such person’s purchase of such shares or any resale of distribution thereof. Under some circumstances, we may, however, approve requests for optional cash investments by such person in excess of the allowable maximum limitations. If such requests are submitted for any investment date for an aggregate amount in excess of the amount we are willing to accept, we may honor such requests in order of receipt, pro-rata or by any other method which we determine to be appropriate.

Subject to the availability of common shares registered for issuance under the Plan, there is no total maximum number of common shares that can be issued pursuant to the reinvestment of dividends and optional cash investments. In connection with any reinvestment of dividends or optional cash investments in which the Administrator purchases common shares in the open market, you will pay your pro rata share of any trading fees. You also will have to pay any fees payable in connection with your voluntary sale of shares from your Plan account and/or withdrawal from the Plan.

LEGAL MATTERS

Hogan Lovells US LLP has issued an opinion regarding certain legal matters in connection with this offering, including the validity of the common shares being offered pursuant to the Plan, and has passed upon certain federal income tax matters.

EXPERTS

The consolidated financial statements and schedule of Kite Realty Group Trust appearing in Kite Realty Group Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the effectiveness of Kite Realty Group Trust’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.